

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2015

Via E-mail
Philipp Lang, M.D.
Chief Executive Officer
ConforMIS, Inc.
28 Crosby Drive
Bedford, MA 01730

> **Re: ConforMIS, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted March 20, 2015**
> **CIK No. 0001305773**

Dear Dr. Lang:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary

Our business, page 1

1. If you believe it is appropriate to highlight "superior clinical outcomes" in your prospectus summary, please provide equally prominent disclosure that highlights the limited nature of clinical data, such as mentioned on pages 16 and 17. Also, as prominently as you highlight the FDA clearance in your prospectus summary, highlight that the clearance was obtained without conducting clinical studies, as currently mentioned on page 17.

Implications of being an emerging growth company, page 5

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Offering, page 6

3.   Please tell us why your disclosure on page 7 regarding outstanding options includes the options mentioned in the last paragraph on page 132 but does not include the options mentioned in the last paragraph on page 131.

If our relationships with independent sales representatives and distributors are not successful, page 21

4.   Please disclose the portion of your revenue derived from the independent sales representatives and distributors mentioned in the first sentence.

The regulations to which we are subject, page 38

5.   Please reconcile your statement on page 1 that all of your knee replacement products have been cleared by the FDA with your disclosure in the second paragraph following the bullet list on page 39 that you currently market products subject to an exemption from premarket review and that the FDA might require a 510(k) application.

We are subject to federal and state laws, page 48

6.   We note your disclosure in the last sentence of the penultimate paragraph of this risk factor. Please clarify the nature of the "difficulty" you are having in complying the applicable Act.

Industry and Other Data, page 62

7.   Please tell us whether you commissioned any of the third-party data that you include in your registration statement.

Capitalization, page 63

8.   Please revise to remove "cash and cash equivalents" from total capitalization in the table on page 64 since this is not part of your capitalization.

9.   We see that your balance sheet on page F-3 indicates that 53,496,241 shares of Preferred Stock are authorized and 50,985,652 shares are outstanding at December 31, 2014.

Please explain to us why your Capitalization table indicates that no preferred shares are authorized, issued or outstanding at December 31, 2014.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Sources of liquidity and funding requirements, page 75

10.   Please discuss the material "certain conditions" under which you would be eligible to draw down the second $10 million under the term loan.

Credit facilities, page 77

11.   Please disclose the milestone mentioned in the last full paragraph on page 78.

Business, page 88

12.   We note you disclose the p-values for several of the studies you describe in your filing. Please provide disclosure explaining to investors who may not be familiar with statistical terms what these values represent and how to interpret the various p-values that you have presented.

Improper implant fit, page 92

13.   We note your disclosure in the second sentence of this section that an overhang of 3 millimeters or more is correlated with an increase in pain after total knee replacement. Please clarify, if known, whether the overhang referred to in the study in the third sentence of this section was 3 millimeters or more.

For the hospital, page 95

14.   Please clarify what adverse events were observed at a rate of 11.8% in a manner that makes clear whether your product can resolve all of those events.

Clinical studies, page 105

15.   We note the last sentence of the first paragraph of this section where you indicate that you are summarizing five of the studies. Please tell us (1) how you determined which five studies to summarize and (2) how you ensured that your disclosure is a balanced presentation of the results of all studies and patient experience, including negative outcomes. Also, please clarify which are your studies and which studies were "conducted independently by orthopedic surgeons," and provide us your analysis of whether you must file the consent of those surgeons.

Patent rights, page 110

16.   Please separately disclose (1) the duration and effect of your patents and (2) the duration
        and effect of your licenses. For licenses, include a description of the material diligence,
        development and commercialization timelines and payments mentioned on page 33 and
        material termination provisions; file as exhibits to this registration statement the licenses
        on which your business depends to a material extent.

Review and approval, page 115

17.   Please disclose the expiration date of your current "period of validity" mentioned in the
        last full paragraph on page 116.

Third-party reimbursement, page 117

18.   Please revise your disclosure regarding third-party reimbursement to clarify the
        "coverage and reimbursement status" of your products.

Management, page 120

19.   Refer to your identification of your vice presidents as "Key Employees" separate from
        your identification of "Executive Officers." Please revise for consistency with Rule 405
        which includes in the definition of *executive officer* "any vice president of the registrant
        in charge of a principal business unit, division or function (such as sales, administration
        or finance)."

20.   Please ensure that you have clearly disclosed all background information required by
        Regulation S-K Item 401(e)(1), including the business experience of Mr. Langdale during
        the past five years, and the principal business of the named employers, such as Tara
        Technologies Corporation.

Certain Relationships and Related Persons Transactions, page 138

21.   Please disclose the exercise price and original expiration date of the warrants mentioned
        in the last sentence on page 138. Also disclose the number of shares underlying the
        warrants.

22.   Please file as exhibits to this registration statement the letter agreement mentioned in the
        last full paragraph on page 139, the letter agreement mentioned in the first paragraph
        under the caption "Asia strategy" on page 139, and the agreements mentioned in the first
        sentence of the second paragraph on page 141.

Asia strategy committee with Tasik, page 139

23.   Please clarify whether the exchange "consummated in July 2013" terminated your obligations under the letter agreement given your option to terminate as described in the last sentence on page 139. If the agreement was not terminated, please clarify which directors serve on your Asia strategy committee.

Revenue share agreement with Dr. Lang, page 140

24.   Please clarify the "product classifications" and the royalty rate paid on each.

Principal Stockholders, page 143

25.   Where you have not already done so, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held in the name of each entity disclosed in the table.

Other activities, page 164

26.   We note your reference in the first sentence of this section to past relationships with the underwriters. Please provide more specific disclosure about those relationships.

Financial Statements

Note L – Stockholders' Equity, page F-25

27.   Please tell us the estimated IPO price range. To the extent that there is a significant difference between the estimated grant-date fair values of your common stock during the past twelve months and the estimated IPO price, please explain to us each significant factor contributing to the difference.

28.   We note from page F-26 that all classes of your preferred stock automatically convert into common stock upon the earlier of the closing of a firm commitment underwritten public offering from which the aggregate net proceeds equal or exceed $50 million and in which the price per share is at least $10.00. Please explain to us whether you expect to meet the conditions for the conversion of the preferred shares.

       You may contact Julie Sherman at (202) 551-3640 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3617 with any other questions.

                                      Sincerely,

                                        /s/ Russell Mancuso

                                        Russell Mancuso
                                        Branch Chief

cc (via e-mail): Richard A. Hoffman, Esq.
                      Wilmer Cutler Pickering Hale and Dorr LLP